Supplemental Material for Financial Results for FY2012 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2011												FY2012
	1Q (2010/4-6)		2Q (2010/7-9)		First Half 6 months (2010/4-9)		3Q (2010/10-12)		4Q (2011/1-3)		12 months (’10/4-’11/3)		1Q (2011/4-6)		2Q (2011/7-9)		First Half 6 months (2011/4-9)
Vehicle Production (thousands of units)	1,793		1,853		3,646		1,803		1,720		7,169		1,189		1,884		3,073
(Japan) – including Daihatsu & Hino	970		1,024		1,994		924		803		3,721		556		1,015		1,570
[Daihatsu]	[165	]	[167	]	[332	]	[154	]	[133	]	[619	]	[122	]	[162	]	[283	]
[Hino]	[24	]	[26	]	[50	]	[26	]	[23	]	[99	]	[23	]	[29	]	[52	]
(Overseas) – including Daihatsu & Hino	823		829		1,652		879		917		3,448		633		869		1,503
[Daihatsu]	[40	]	[37	]	[77	]	[48	]	[45	]	[170	]	[42	]	[52	]	[95	]
[Hino]	[2	]	[3	]	[5	]	[2	]	[2	]	[9	]	[1	]	[4	]	[5	]
North America	343		327		670		323		345		1,338		188		276		465
Europe	83		82		166		100		107		372		75		78		154
Asia	299		326		624		353		366		1,344		280		411		690
Central and South America	39		37		77		39		32		148		36		35		72
Oceania	31		30		61		27		25		113		21		28		49
Africa	28		27		54		37		42		133		33		41		73
Vehicle Sales (thousands of units)	1,820		1,895		3,715		1,802		1,791		7,308		1,221		1,805		3,026
(Japan) – including Daihatsu & Hino	500		586		1,085		403		425		1,913		292		505		797
[Daihatsu]	[137	]	[153	]	[289	]	[110	]	[128	]	[528	]	[107	]	[139	]	[246	]
[Hino]	[6	]	[7	]	[13	]	[8	]	[8	]	[29	]	[5	]	[11	]	[16	]
(Overseas) – including Daihatsu & Hino	1,320		1,309		2,630		1,399		1,366		5,395		929		1,300		2,229
[Daihatsu]	[44	]	[39	]	[83	]	[45	]	[42	]	[170	]	[40	]	[50	]	[89	]
[Hino]	[19	]	[20	]	[40	]	[19	]	[20	]	[79	]	[16	]	[21	]	[38	]
North America	526		515		1,041		507		483		2,031		276		413		689
Europe	187		181		368		208		220		796		174		187		361
Asia	285		289		575		335		345		1,255		259		355		615
Central and South America	69		75		145		76		60		281		52		75		127
Oceania	62		54		116		70		61		248		34		61		95
Africa	49		46		94		57		58		209		40		55		94
Middle East	140		148		288		145		137		569		91		152		243
Other	2		1		3		1		2		6		3		2		5
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,072		2,166		4,238		2,086		2,099		8,423		1,616		2,058		3,674
Housing Sales (units)	866		1,333		2,199		1,356		1,602		5,157		879		1,562		2,441

Supplemental 1

Supplemental Material for Financial Results for FY2012 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2011						FY2012
	1Q (2010/4-6)	2Q (2010/7-9)	First Half 6 months (2010/4-9)	3Q (2010/10-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)	2Q (2011/7-9)	First Half 6 months (2011/4-9)
Foreign Exchange Rates
Yen to US Dollar Rate	92	86	89	83	82	86	82	78	80
Yen to Euro Rate	117	111	114	112	113	113	117	110	114
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	50.1	46.1	47.9	48.9	44.6	47.3	37.7	44.8	42.1
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	45.2	43.3	44.2	44.6	41.9	43.7	37.1	42.9	40.6
Number of Employees(Note 1)	319,910	318,001	318,001	317,734	317,716	317,716	322,046	322,809	322,809
Net Revenues (billions of yen)	4,871.8	4,806.7	9,678.4	4,673.1	4,642.0	18,993.6	3,441.0	4,574.9	8,015.9
Geographic Information
Japan	2,806.6	2,919.6	5,726.2	2,686.1	2,573.9	10,986.2	1,784.5	2,869.0	4,653.6
North America	1,483.6	1,337.6	2,821.3	1,333.3	1,274.5	5,429.1	853.5	1,085.7	1,939.3
Europe	459.8	465.3	925.1	524.2	532.1	1,981.4	459.9	499.2	959.1
Asia	834.9	794.2	1,628.9	835.1	910.5	3,374.6	700.0	827.3	1,527.1
Other	453.7	408.0	861.7	489.7	457.7	1,809.1	368.8	455.3	824.1
Elimination	-1,166.8	-1,118.0	-2,284.8	-1,195.3	-1,106.7	-4,586.8	-725.7	-1,161.6	-1,887.3
Business Segment
Automotive	4,467.8	4,395.8	8,863.6	4,255.1	4,218.5	17,337.3	3,060.8	4,183.1	7,244.0
Financial Services	307.6	296.3	603.9	297.5	290.8	1,192.2	285.8	271.0	556.8
All Other	212.9	233.5	446.3	238.0	287.8	972.2	190.5	255.2	445.6
Elimination	-116.5	-118.9	-235.4	-117.5	-155.1	-508.1	-96.1	-134.4	-230.5
Operating Income (billions of yen)	211.6	111.5	323.1	99.0	46.1	468.2	-108.0	75.4	-32.6
(Operating Income Ratio) (%)	(4.3)	(2.3)	(3.3)	(2.1)	(1.0)	(2.5)	(-3.1)	(1.6)	(-0.4)
Geographic Information
Japan	-27.5	-24.5	-52.0	-122.4	-188.0	-362.4	-206.6	-69.3	-275.9
North America	109.7	36.1	145.9	105.2	88.4	339.5	28.9	32.5	61.5
Europe	-6.8	-2.1	-8.9	2.2	19.8	13.1	-7.5	5.6	-1.9
Asia	90.2	74.0	164.2	68.6	80.2	313.0	60.1	70.4	130.5
Other	41.0	31.9	72.9	44.3	42.9	160.1	21.0	37.1	58.1
Elimination	5.0	-3.9	1.0	1.1	2.8	4.9	-3.9	-0.9	-4.9
Business Segment
Automotive	96.7	33.0	129.7	-27.5	-16.2	86.0	-202.5	-7.5	-210.0
Financial Services	115.1	68.6	183.7	116.4	58.1	358.2	94.6	76.4	171.0
All Other	4.0	10.7	14.7	13.4	7.1	35.2	-2.0	9.9	7.9
Elimination	-4.2	-0.8	-5.0	-3.3	-2.9	-11.2	1.9	-3.4	-1.5
Income before Income Taxes (billions of yen)	263.0	129.1	392.0	129.6	41.5	563.2	-80.5	79.1	-1.4
(Income before Income Taxes Ratio) (%)	(5.4)	(2.7)	(4.1)	(2.8)	(0.9)	(3.0)	(-2.3)	(1.7)	(-0.0)
Equity in Earnings of Affiliated Companies (billions of yen)	70.0	63.8	133.8	46.9	34.3	215.0	40.2	39.3	79.5
Net Income(Note 2) (billions of yen)	190.4	98.7	289.1	93.6	25.4	408.1	1.1	80.4	81.5
(Net Income Ratio) (%)	(3.9)	(2.1)	(3.0)	(2.0)	(0.5)	(2.1)	(0.0)	(1.8)	(1.0)
Shareholder Return
Cash Dividends(Note 3) (billions of yen)	—	62.7	62.7	—	94.1	156.8	—	62.7	62.7
Cash Dividends per Share (yen)	—	20	20	—	30	50	—	20	20
Payout Ratio (%)	—	21.7	21.7	—	79.1	38.4	—	76.9	76.9
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	—	—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	—	—	—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997

Supplemental 2

Supplemental Material for Financial Results for FY2012 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2011						FY2012
	1Q (2010/4-6)	2Q (2010/7-9)	First Half 6 months (2010/4-9)	3Q (2010/10-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)	2Q (2011/7-9)	First Half 6 months (2011/4-9)
R&D Expenses (billions of yen)	182.9	187.6	370.5	179.1	180.7	730.3	186.5	190.8	377.3
Depreciation Expenses(Note 4) (billions of yen)	197.5	202.0	399.5	204.8	208.0	812.3	168.9	188.3	357.3
Geographic Information
Japan	115.1	127.9	243.0	131.1	133.2	507.3	98.9	118.8	217.7
North America	41.5	35.5	77.0	34.3	34.4	145.7	35.1	34.3	69.4
Europe	16.6	15.4	32.0	15.6	15.5	63.1	13.4	13.5	26.9
Asia	15.2	14.6	29.8	15.8	15.2	60.8	12.8	12.9	25.7
Other	9.1	8.6	17.7	8.0	9.7	35.4	8.7	8.8	17.6
Capital Expenditures(Note 4) (billions of yen)	92.6	147.0	239.6	138.7	263.9	642.3	116.4	147.3	263.8
Geographic Information
Japan	44.5	89.4	133.9	62.5	143.2	339.6	54.3	68.3	122.7
North America	20.7	25.2	45.9	31.5	65.2	142.6	18.3	14.2	32.5
Europe	4.9	3.2	8.1	4.5	19.4	32.0	4.4	7.8	12.2
Asia	15.4	19.9	35.3	27.8	14.7	77.8	25.0	34.0	59.0
Other	7.1	9.3	16.4	12.4	21.4	50.3	14.4	23.0	37.4
Total Liquid Assets(Note 5) (billions of yen)	5,044.6	5,104.3	5,104.3	4,976.5	4,943.4	4,943.4	4,779.6	4,702.1	4,702.1
Total Assets (billions of yen)	29,781.5	29,437.7	29,437.7	29,234.3	29,818.1	29,818.1	29,284.8	28,387.5	28,387.5
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,186.0	10,223.4	10,223.4	10,229.9	10,332.3	10,332.3	10,241.0	10,016.4	10,016.4
Return on Equity(Note 2) (%)	7.4	3.9	5.6	3.7	1.0	3.9	0.0	3.2	1.6
Return on Asset(Note 2) (%)	2.5	1.3	1.9	1.3	0.3	1.4	0.0	1.1	0.6
Number of Consolidated Subsidiaries	—	—	—	—	—	511	—	—	—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	—	56	—	—	—

Analysis of Consolidated Net Income for FY2012(Note 2) (billions of yen, approximately)	2Q (2011/7-9)	First Half 6 months (2011/4-9)
Effects of Marketing Activities	60.0	-220.0
Effects of Changes in Exchange Rates	-80.0	-130.0
Cost Reduction Efforts	30.0	50.0
From Engineering	20.0	35.0
From Manufacturing and Logistics	10.0	15.0
Increases in Expenses, etc.	-50.0	-40.0
Other	3.9	-15.7
(Changes in Operating Income)	-36.1	-355.7
Non-operating Income	-13.9	-37.7
Equity in Earnings of Affiliated Companies	-24.5	-54.3
Income Taxes, Net Income Attributable to the Noncontrolling Interest	56.2	240.1
(Changes in Net Income)(Note 2)	-18.3	-207.6

Supplemental 3